PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America" Ref.: File No. 82-4025

(GMX: Toronto Stock Exchange)

13,490,203 shares issued and outstanding

May 12, 2004

SUPPL

THREE NEW PROPERTIES ADDED TO PORTFOLIO

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to announce the acquisition by staking of three new properties in Quebec.

The **Hunters Point Property** consists of 6 claims totalling 340 hectares in Atwater Township, Temiscamingue County approximately 28 miles south of Belleterre. The property is underlain by Precambrian Grenville rocks, which form a large synclinal basin up to 15 miles in diameter and includes a sericitic quartzite band, averaging 200 feet in width which continuously borders the basinal structure. The claims cover the Hunters Point showing which in surface sampling has returned values of up to **12% U_3O_8 and 1.25 oz/ton Au** in the sericitic quartzite unit. Two grab samples have returned **7.7% U_3O_8 and 0.70 oz/ton Au and 3.5% U_3O_8 and 0.17 oz/ton Au** respectively (per H. B. Lyall, 1959, PR 391). A previously driven short adit returned **1.14% U_3O_8 and 0.29 oz/ton Au** over a strike length of 75 feet and a 1 foot width (per Belleterre Quebec Mines Ltd.). Other showings occur over a total strike length of 3,000 feet both to the northeast and southwest. The gold-uranium association in sedimentary rocks is quite rare but is evident in the classic, prolific Witwatersrand type gold deposits of South Africa.

The **Tonnancour Property** consists of 36 claims totaling 2,037 hectares in Tonnancour and Josselin Townships, Abitibi County approximately 14 miles due south of Lebel-sur-Quevillon. The property is underlain by Archean greenstones, sediments and felsic intrusives. Previous work has resulted in the discovery and outlining of a small polymetallic sulphide zone of approximately **60,000 tons grading 2% Cu, 3.1% Zn, 0.01 oz/ton Au and 0.76 oz/ton Ag** (per Noranda Mines Ltd., 1972). The best drill hole to date returned **4.4% Cu, 8.2% Zn, 0.034 oz/ton Au and 1.49 oz/ton Ag over 12.1 feet.**

Airborne geophysical surveys and ground geophysics has outlined numerous untested drill targets in proximity to the known sulphide zone.

The **Arntfield Property** consists of one strategically located 16 hectare claim, which covers part of the former Arntfield Gold Mine in Beauchastel Township, approximately 13 miles southwest of Rouyn-Noranda, Quebec. Mining on the property was confined to individual quartz veins and was carried out when gold was $35.00/oz.

Available records show little surface drilling and limited mining at shallow depths. In one area, two drill holes by Arntfield Gold Mines intersected wide spread gold values. Hole S-38 returned two sections of **27.5 feet and 59 feet both averaging 0.05 oz/ton Au** while hole S-36, 100 feet to the west returned **129 feet grading 0.07 oz/ton Au**, all at shallow depths. Considering the width and shallow depth of the intersections, the gold zone will be drilled by Globex this summer in order to test the potential to outline sufficient tonnage to justify a small open pit operation utilizing existing mill facilities in the area.

For further information, contact:

dlw 6/30

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com